As filed with the Securities and Exchange Commission on April 8, 2008.
Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

JMAR TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	3559 (Primary Standard Industrial Classification Code Number)	68-0131180 (I.R.S. Employer Identification Number)

10905 Technology Place
San Diego, CA  92127
(858) 946-6800
(Address of Registrant's principal executive office)

JMAR TECHNOLOGIES, INC.
2006 EQUITY INCENTIVE PLAN
(Full Tile of Plan)

Dr. C. Neil Beer
Chief Executive Officer
10905 Technology Place
San Diego, CA  92127
(858) 946-6800
(Name, address and telephone number,
 including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	20,000,000 (3)	$0.12	$2,400,000	$94.32

(1) Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover any additional securities issuable pursuant to provisions of the options from stock splits, stock dividends, recapitalizations and similar transactions.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(h) under the Securities Act of 1933.  The proposed maximum offering price per share is based on the closing price for the Common Stock on March 31, 2008 as quoted in the OTC Bulletin Board.
(3)  Represents (i) 12,595,612 shares previously issued and (ii) 7,404,388 shares available for grant, all under the 2006 Equity Incentive Plan.

EXPLANATORY NOTE:

This Registration Statement on Form S-8 (“Registration Statement”) registers a total of 20,000,000 shares of common stock, par value $0.01 per shares, of JMAR Technologies, Inc. (the “Company”), consisting of (i) 12,595,612 shares previously issued under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”) and (ii) 7,404,388 shares available for issuance under the 2006 Plan. The 2006 Plan was approved by the Company’s shareholders in June, 2006.

This Registration Statement contains two parts. First, the materials that follow Part I of this Registration Statement on Form S-8 (this “Registration Statement”) up to Part II of this Registration Statement constitute the reoffer prospectus, prepared in accordance with Part I of Form S-3, in accordance with General Instruction C of Form S-8 (the “Prospectus”). The Prospectus permits reoffers and resales of those shares referred to above that constitute “restricted securities” or “control securities”, within the meaning of Form S-8, by certain of the Company’s stockholders, as more fully set forth therein. The second part contains information required to be set forth in the registration statement pursuant to Part II of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information required by Part I of this Registration Statement will be sent or given to our employees, officers and directors, as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Securities Act"). Those documents do not need to be filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirement of Section 10(a) of the Securities Act. The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in the Prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act and additional information about the 1999 Plan. Requests should be directed to the Company’s Corporate Secretary at 10905 Technology Place, San Diego, CA 92127.

REOFFER PROSPECTUS

JMAR TECHNOLOGIES, INC.

12,595,612 Shares
COMMON STOCK

This Reoffer Prospectus relates to the resale of up to 12,595,612 shares (the “Shares”) of Common Stock of JMAR Technologies, Inc., a Delaware corporation (“JMAR” or “Company”), which have been received as grants under the Company’s 2006 Equity Incentive Plan (the “Plan”) and which may be offered for resale by the selling stockholders included herein (“Selling Stockholders”).

We will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders. The Shares may be offered from time to time by any or all of the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as the Selling Stockholders may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution”.  All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the Shares will be borne by the Selling Stockholder (or their donees and pledgees).

  Each Selling Stockholder and any broker executing selling orders on behalf of a Selling Stockholder may be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions.

Our Common Stock is quoted on the OTC Bulletin Board under the symbol “JMAR.”  On March 31, 2008, the closing bid price for our Common Stock on such market was $0.12 per share.

SEE “RISK FACTORS” BEGINNING ON PAGE 3 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is April 8, 2008

No person has been authorized by us to give any information or to make any representations about the offering of Common Stock made by this Prospectus other than the information and representations contained in this Prospectus.  Accordingly, you should not rely on information outside of this Prospectus.  This Prospectus is not an offer to sell or buy any security other than the Common Stock offered by this Prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful.  The information in this Prospectus is current as of the date of this Prospectus.  Your receipt of this Prospectus does not mean that there has been no change in the affairs of JMAR Technologies, Inc. since the date of this Prospectus or that the documents which are incorporated by reference in this Prospectus are correct as of any date after the date of such documents.

SUMMARY

This summary highlights some information from this Prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this Prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in this Prospectus.

JMAR TECHNOLOGIES, INC.

JMAR Technologies, Inc. (JMAR or Company) is a late-stage technology company with expertise in the development and early commercialization of laser-based detection technologies for nano-scale imaging, chemical and biological analysis, and fabrication. The Company is leveraging more than a decade of laser and photonics research in developing a portfolio of products with market applications in high interest areas such as defense, homeland security, hazardous materials detection and biological monitoring, while continuing to carry out research and development. JMAR’s current product lines consist of the BioSentry® system, a continuous, on-line, real-time monitoring system for detecting and classifying harmful microorganisms in water, and the BriteLight™ laser, a stand-alone laser product as well as the light source for x-ray microscopy.

JMAR’s continued pursuit of cutting-edge products includes a new initiative funded by the Army Research Laboratory (ARL) for the development and demonstration of a double pulse (DP) plasma laser. The exceptional beam quality realized in this product will enable the use of stand-off laser-induced breakdown spectroscopy (LIBS) in applications requiring the identification of foreign substances on an object. The light emissions resulting from the plasma generated on the targeted object are analyzed by an optical spectrometer which provides the identification of trace substances such as explosives and drugs. The DP laser technology is based on the continued evolution of JMAR’s patented BriteLight™ laser.

Because of the national priority assigned to such critical security needs and the funding support of Laurus Capital Management, LLC (“Laurus”), JMAR contracted with D&K Engineering to accelerate the transition from laboratory prototype to a man portable “shoebox size” double pulse laser product. This project has been further expanded to include the integration of analytic components for system-level LIBS and laser-induced fluorescence (LIF) applications. Laurus currently owns 9.9% of JMAR common stock, limited to that percentage by written agreement, and a substantial position in JMAR warrants resulting from an equity requirement of the $7.5 million financing received last September.

“BioSentry®” is a registered trademark and “BriteLightTM ” is a trademark for which JMAR has common law rights.

JMAR was incorporated in the state of Delaware in 1987.

Our executive offices are located at 10905 Technology Place, San Diego, California 92127 and our telephone number is (858) 946-6800.

RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED IN CONNECTION WITH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

Our ability to achieve our operating and financial goals is subject to a number of risks, including risks relating to our business operations, our ability to finance our operations, and technical risks associated with our new products. If any of the risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. The risks below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risk Factors:

Our continuing decline in revenues and our net and operating losses are significant and could have an adverse impact on our stock price.

Our revenues, excluding discontinued operations, for the years ended December 31, 2007 and 2006 were $869,662 and $1,998,183, respectively. Our net loss for 2007 and 2006, excluding discontinued operations, was $2,163,231 and $7,583,172, respectively. Failure to achieve significant sales of our new products in the future and continued losses will further reduce our shareholders’ equity and will have a significant adverse impact on our stock price.

Our cash requirements are significant and the failure to generate sufficient funds from operations or obtain additional financing has had and will continue to have a significant adverse effect on the Company’s financial condition and its operations.

Our cash used in operating activities for the years ended December 31, 2007 and 2006 was $3,682,771 and $6,019,946, respectively. These negative cash flows are primarily related to operating losses, discontinued operations, and fluctuations in working capital items caused by a change in derivative liability.

We will continue to use cash in 2008 for 1) market and product development efforts, and to acquire or license products, technologies or businesses; 2) corporate costs, primarily related to the cost of being a public company; 3) preferred stock dividends; and 4) other working capital needs. Although we have been successful in raising funds in the past, there can be no assurance that we will be able to successfully continue to draw down under our $7.5 million Term Note and raise additional capital in the future. The failure to draw down additional funds and raise additional capital will have a significant adverse effect on the Company’s financial condition and its operations.

You will experience additional dilution if the Company is not successful in selling its new products.

In order to continue our new product development programs, seek corporate partners for product marketing, distribution and service and continue our internal sales and marketing activities we will need to draw down funds from our $7.5 million Term Note in order to cover these and other working capital needs in 2008. There can be no assurance, however, that we will continue to be able to drawn down under our $7.5 million Term Note, enter into such partnerships or raise additional financing.

Our outstanding preferred stock has a liquidation preference of $7,684,251, which is in excess of our total stockholders’ equity.

Our currently outstanding Convertible Preferred Stock has a total Stated Value of $7,684,251 as of March 31, 2008. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the Company’s Preferred Stock are entitled to receive, before any payment or distribution shall be made on the common stock out of the assets of the Corporation available for distribution to the stockholders, the Stated Value per share of the Company’s Preferred Stock then outstanding and all accrued and unpaid dividends. In the event of a dissolution, liquidation or winding up of the Corporation, holders of common stock may lose their entire investment.

Our term loan, as well as the obligations under our Preferred Stock, are secured by the grant of a security interest in all of our assets and upon a default the lender may foreclose on all of our assets.

Pursuant to the terms of the Preferred Stock, the Company is required to make monthly dividend payments and to make a large balloon payment due in August 2009. These obligations, as well as the Company’s obligations under its term loans with the same party (the combined outstanding balances, including accrued interest, of which were approximately $17,013,514 at December 31, 2007), are secured by the grant of a security interest in all of the Company’s assets. In the event of the Company’s failure to make such payments or to comply with the terms of the working capital line of credit, the other party can declare a default and seek to foreclose on the Company’s assets. If the Company is unable to repay or refinance such indebtedness, the holders of the Company’s common stock may lose their entire investment.

If our product development programs are not successful, it will harm our business.

The development of sophisticated laser-based systems and sensors, such as our BioSentry, BriteLight, and double pulse laser products, is a lengthy and capital intensive process and is subject to unforeseen risks, delays, problems and costs. We have had limited success in past product development efforts, including the failure to establish a standard semiconductor products business. We cannot assure you that we will be able to successfully develop our new products, or that unanticipated technical or other problems will not occur which would result in delays in our development programs.

Achieving market acceptance for our new products requires a significant effort to convince customers to adopt our products and technologies over other alternative products and technologies. In the case of each of our new product development efforts, this requires demonstrating that our products have superior performance to the alternative products and technologies and are more cost-effective. In addition to the expenditures required to complete and commercialize these products, this will require substantial technical, marketing and sales efforts and the expenditure of significant funds to create customer awareness of and demand for our products. We cannot assure you that our new products will achieve significant market acceptance in the future or result in significantly increased levels of revenues.

In addition to the technical performance of our products, the success of the BioSentry and other product lines is dependent in part on the Company’s estimates of the potential market for such systems. Because many of the expected markets do not presently exist or have not been penetrated for a detection system such as the BioSentry, as well as for the Company’s laser products, the Company has had to make a number of assumptions about the size and needs of such markets. As a result, the Company’s estimates about the size and nature of the expected markets for the BioSentry and other products may be inaccurate and the ultimate markets, and the actual sales of products into those markets, could be significantly less than JMAR’s current estimates reflect. If the actual markets for the new products are not of the magnitude expected, or if they do not develop at the rate the Company expects, the revenues and financial condition will be adversely affected.

If our BioSentry business is unsuccessful, it will cause a significant adverse effect on our financial condition and significant accounting write-offs.

If our BioSentry business area is unsuccessful over the next year in either selling significant numbers of BioSentry units or in arranging significant partnering arrangements, we will have to consider curtailing the BioSentry operations which would result in further reductions in BioSentry personnel and the write-down of a significant portion of the BioSentry assets.

We depend on third party suppliers of various components for our equipment business and our business will be harmed if the supply of key components is interrupted or discontinued.

Our Research Division and our Sensor Products Group are dependent on third party engineering product development and manufacturing firms and on suppliers for components used in the development and manufacture of our products. If there are delays at the engineering firm to package our systems for marketability and certain key components are delayed or unavailable, we might have to reengineer our products, resulting in delays and increased costs, or we may have to pay more to other engineering firms and suppliers to obtain those components, which could adversely affect our business. In addition, our plans contemplate that product engineering, multiple suppliers and greater volume purchases will bring down the manufacturing costs to make our new systems more competitively priced.

Although we anticipate having multiple sources of supply for the components used in our future production systems, there are no assurances that additional suppliers will materialize. Our product development & engineering efforts also rely on certain complex optics. If we cannot obtain these complex optics when needed at an acceptable cost, then we may have to redesign the product, which would involve additional re-engineering, related delays and additional costs which could adversely affect our business.

The success of our business is dependent on our ability to compete effectively, particularly against larger, more established companies with greater resources.

The markets for our products are highly competitive and are characterized by rapid technological change and evolving industry standards. For example, although we are not aware of any products in the market for detecting and classifying microorganisms similar to our BioSentry product, water utilities and other water industry customers currently employ other products and technologies, such as filters and ultraviolet disinfection systems, to remove or neutralize microorganisms from the water supply. Similarly, for short range, up close applications of the LIBS technology, the double pulse laser is not required, in which case the advantages provided by the JMAR product are minimized.

Further development by others of new or improved products, processes or technologies may make our products obsolete or less competitive. Our ability to compete is dependent on our ability to continually enhance and improve our products and to successfully develop and market new products. Many of our competitors have greater financial, managerial and technical resources than we have. We cannot assure you that we will successfully differentiate ourselves from our competitors, that the relevant markets will consider our products to be superior to our competitors’ products or that we will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

A substantial portion of our current revenue depends on sales to a few customers. We have relied on funding from the U.S. Department of Defense for a significant portion of our research and development activities in the past and expect significantly less funding of our new product developments from the government in the future.

Over the past 10 years, our development programs received in excess of $62 million in funding under DARPA contracts, ending in 2006. In 2007 and 2006, approximately 36% and 65%, respectively, of our revenue was derived as the prime contractor or subcontractor for two government contracts. The DOD’s overall budget, and our participation therein, is subject to increases and decreases based upon a number of factors, including general budgetary constraints, shifting priorities of the specific governmental agency which sponsors the funding and our own performance under our contracts with the Government. We do not expect to receive funding from government sources in the future in excess of $2-3 million per year. The Company is relying on the sale of its new products in 2008 and beyond, together with strategic alliances, to support continued product development and successful business operations.

Our BioSentry product may be subject to various governmental approvals that may limit our ability to market and sell our product.

In some cases, the use of our BioSentry product by the water utility industry, the commercial water bottling industry and others may require approval by governmental regulators prior to the commercial use of such units by our customers. In other cases, the acceptance of our BioSentry product may be enhanced by certification or other approvals by industry groups or government regulators. The failure to obtain approval of various state and federal agencies could adversely impact the sale of our BioSentry products

Our quarterly operating results may fluctuate significantly. As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, including the risk factors set forth in this section. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline.

If we lose key personnel or are unable to attract and retain additional, highly skilled personnel required for the expansion of our activities, our business will suffer.

In order to reduce costs, in 2007 we laid-off several employees and several key employees resigned, including our Chief Financial Officer (who resigned to pursue other interests) and who has been replaced. Our success is substantially dependent on the efforts of certain key personnel. In particular, our nanotechnology product development efforts rely on the skill of several key laser and laser plasma scientists and engineers and our BioSentry product development effort relies on the skills of several key technical personnel in the areas of scattered-light-based detection systems, algorithms used to interpret the results of scattered light and microorganism morphology, as well as personnel experienced in the water industry. The loss of such personnel would adversely affect our business and prospects. In such event, we cannot assure you that we would be able to employ qualified persons on terms favorable to us. In seeking and retaining qualified personnel, we are required to compete with companies having greater financial and other resources than we have. Since our future success is dependent upon our ability to retain or attract qualified personnel, our failure to do so could have an adverse impact on our business.

Asserting, defending and maintaining intellectual property rights is difficult and costly and the failure to do so could harm our ability to compete and the results of our operations.

We rely to a significant extent on patents, trade secrets and confidentiality agreements to protect our proprietary technology. We cannot assure you as to the breadth or degree of protection which existing or future patents, if any, may afford us, or that patents will not be circumvented or invalidated, or that our products do not and will not infringe on patents or violate proprietary rights of others. In the event a patent infringement claim is asserted against us, or we are required to enforce our rights under an issued patent, the cost of such actions may be very high, whether or not we are successful. While we are unable to predict what such costs, if any, will be if we are obligated to pursue patent litigation, our ability to fund our operations and to pursue our business goals may be impaired.

Our BioSentry product uses scattered light to detect particles in fluids. This field is the subject of substantial patent activity. We have entered into License Agreements with Point Source Technologies and The LXT Group, covering the license of technologies related to the BioSentry product area. Although JMAR believes that the patents and technology licenses from Point Source and LXT, as well as the technology that we have developed in-house, provide adequate coverage for our current BioSentry product, we can give no assurances that the technologies that we want or need to use in the future in this field may not infringe on the patents or proprietary rights of others. If we need to use technologies owned by third parties in connection with our BioSentry products and cannot license them on reasonable terms, our ability to develop, manufacture and commercialize our BioSentry products will be adversely impacted, which would adversely affect our business and our stock price.

If our outstanding options and warrants are exercised and if our preferred stock is converted it will result in substantial dilution.

As of December 31, 2007, we had outstanding 53,839,559 shares of common stock. Substantially all of the outstanding shares of the Company’s common stock are freely tradable without restriction or further registration under the Securities Act. Affiliates may sell the shares they own pursuant to Rule 144, subject to certain notice filing and volume limitations.

As of December 31, 2007, there were 133,689,415 shares of common stock subject to issuance upon exercise of outstanding options and warrants. As of March 31, 2008, we had outstanding $7,684,251 stated value of Series G, I and J Convertible Preferred Stock. The outstanding Series G and I Preferred Stock is convertible into shares of common stock at $0.15 per share and the outstanding Series J Preferred Stock is convertible into shares of common stock at between $0.1022 and $0.12 per share. Subject to a contractual limitation on total beneficial ownership by Laurus to 9.99% of our common stock, the Series G, I and J Preferred Stock are convertible into a total of 20,065,472 shares of Common Stock.

To the extent that outstanding options and warrants are exercised prior to their expiration dates, additional funds will be paid into us at the expense of dilution to the interests of our stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants and other securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities. The sale of the shares issued upon exercise of our outstanding warrants and options and conversion of our Convertible Note and Preferred Stock could adversely affect the market price of our common stock.

If product liability claims are brought which exceed our liability insurance limits our business would be harmed.

We may be exposed to potential product liability claims arising out of the use of our products. Although we maintain product liability insurance on certain former products, we cannot assure you that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured successful claim against us could have a material adverse affect on our business. There can be no assurance that as we complete the commercialization and introduction of new products that insurance will be available on economically favorable terms or in amounts adequate to cover the risks associated with these new products.

We do not presently intend to pay cash dividends to our shareholders.

We have never paid cash dividends on our common stock and intend, for the foreseeable future, to retain our earnings, if any, to finance our business. Future dividend policy will depend on our earnings, capital requirements, financial condition, debt covenants and other factors considered relevant by our Board of Directors.

Our ability to use our entire net operating loss carryforward is limited by prior changes in ownership and may be further limited in the future.

We have federal net operating loss (NOL) carry-forwards of approximately $60 million at December 31, 2007. These NOLs expire incrementally through 2027. Realization of future tax benefits from utilization of our net operating loss carry-forwards for income tax purposes is limited by changes in ownership in 1990, 1992 and 1993. Of the above net operating loss carryforwards, annual limitations of approximately $658,000 apply to approximately $2.5 million of Company and acquired company loss carryforwards. Approximately $57.7 million of the net operating loss carryforwards are not subject to annual limitations. Due to our taxable losses, we have been unable to take advantage of the benefits of these NOLs. The realization of the benefits of these NOLs is dependent upon our recognition of taxable income in the future prior to the expiration of the NOLs.

If we issue shares of preferred stock with greater rights than the common stock, it could result in the decrease in market price of the common stock and could delay or prevent a change in control of us.

Our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, of which 738,329 shares of Series G, I and J Preferred Stock were outstanding as of March 31, 2008. As a result, 4,261,671 shares of Preferred Stock are available for issuance in the future. Our Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Weaknesses in our internal control over financial reporting could result in material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the consolidated financial statements of the Company in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

With the participation of our Chief Executive Officer and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 based on the specified criteria. Management has identified control deficiencies regarding 1) lack of segregation of duties; 2) lack of timely completion of financial control and reporting processes 3) need for stronger internal control environment and 4) revenue recognition and sales cut-off. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff, exacerbated by the resignation of the Company’s Chief Financial Officer and Corporate Controller earlier in 2007. Management took action to replace these positions, however, the small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation.

The ineffectiveness of internal controls as of December 31, 2007 stemmed in large part from several significant changes within the Company. The organization structure was changing as we hired additional management, and were restructuring the company obtaining new financing, adopting new accounting procedures and discontinuing operations. This placed additional stress on the organization and our internal reporting and controls as financial personnel adjusted to the many changes instituted within the company. Although we believe the time to adapt in the fourth quarter has better positioned us to provide improved internal control functions into the future, during the transition, these changes caused control deficiencies, which in the aggregate resulted in a material weakness.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to our financial statements may not be prevented or detected on a timely basis. Accordingly, we have determined that these control deficiencies as described above together constitute a material weakness.

In light of this material weakness, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the year ended December 31, 2007 included in this Annual Report on Form 10-K were fairly stated in accordance with US GAAP. Accordingly, management believes that despite our material weaknesses, our financial statements for the year ended December 31, 2007 are fairly stated, in all material respects, in accordance with US GAAP.

We may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We plan to refine our internal control over financial reporting to meet the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act (SOX 404) to have effective internal controls by December 31, 2008. The effectiveness of the measures we implement in this regard will be subject to ongoing management review supported by confirmation and testing by management, as well as audit committee oversight. As a result, we expect that additional changes could be made to our internal control over financial reporting and disclosure controls and procedures.

USE OF PROCEEDS

The shares of Common Stock are being registered by this Registration Statement to enable the Selling Stockholders to publicly sell these shares should they choose to do so in the future.  We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock presently consists of 380,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of March 31, 2008, there were 53,839,559 shares of Common Stock and 738,329 shares of Preferred Stock issued and outstanding. As of March 31, 2008, there were approximately 9,800 beneficial owners of JMAR’s common stock and approximately 600 record holders. As of March 31, 2008, the Company’s common stock price was $0.12.

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of Common Stock are entitled to cumulative voting rights with respect to the election of directors and may cast as many votes for directors as equals the number of shares of Common Stock held by that shareholder multiplied by the number of directors to be elected.  Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock issuable upon exercise of Warrants and purchase rights held by the Selling Stockholders will be, fully paid and non-assessable.

Computershare Trust Company, Inc. acts as transfer agent and registrar for our Common Stock.

SHAREHOLDER RIGHTS PLAN

Each share of Common Stock has associated with it one right to purchase one one-thousandth of a share of our Junior Participating Preferred Stock for $25.00, subject to adjustment. The terms of the rights are set forth in a Rights Agreement dated as of February 12, 1999, between us and Computershare Trust Company, Inc., as Rights Agent. Prior to the occurrence of certain specified future events, the rights are not exercisable and will not be represented by separate certificates and will be transferable with and only with the associated Common Stock.

Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the Common Stock, each holder of rights will be entitled to purchase securities of us or of an acquiring company having a market value equal to two times the purchase price thereof. In addition, rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

Subject to certain limitations, we may redeem the rights in whole, but not in part, at a price of $0.0001 per right. We may also exchange one share of Common Stock for each right. The rights will expire on February 12, 2009, unless earlier redeemed or exchanged by us.

Our Rights Plan may have the effect of discouraging unsolicited takeover attempts. The foregoing summary of certain terms of the rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Securities and Exchange Commission.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of the corporation’s voting stock.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

LIMITATION ON DIRECTOR’S LIABILITY

Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our Bylaws require us to indemnify our officers and directors against liabilities incurred by them while acting in such capacities if the officer or director establishes that he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to our best interests.  We have also entered into Indemnification Agreements with each of our directors and executive officers providing for similar indemnification rights.

DESCRIPTION OF PREFERRED STOCK

Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of Preferred Stock in one or more series.  As of March 31, 2008, 738,329 shares of Series G, I and J Convertible Preferred Stock were issued and outstanding and owned by Laurus Master Fund, Ltd. (“Laurus”).  No other shares of Preferred Stock are authorized, issued or outstanding.  As a result, 4,261,671 shares of Preferred Stock are available for issuance in the future. The Series G and I Preferred Stock has a per-share Stated Value of $10.00 per share, and the Series J Preferred Stock has a per share Stated Value of $1000.00 per share, with an aggregate Stated Value of $7,684,251 as of March 31, 2008. The Series G, I and J Convertible Preferred Stock accrue dividends at the “prime rate,” adjusted monthly. The dividends are payable monthly.

The Series G, I and J Preferred Stock, in accordance with the Omnibus Amendment as of August 31, 2007, requires that all redemption payments are due on August 31, 2009. The redemption payments will be reduced to the extent that there are conversions of the Preferred Stock into common stock.

Our Board of Directors has the authority without shareholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of Preferred Stock at any time.  The rights, preferences and restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to each series.  Our Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.  If we issue Preferred Stock, it may have the effect of delaying, deferring or preventing a change of control.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those that were issued to the Selling Stockholders prior to the filing of this Form S-8 Registration Statement.  We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time.  All of the Selling Stockholders are employees, former employees or directors of the Company.  None of the Selling Stockholders are broker-dealers or are affiliates of a broker-dealer.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders.  The term “Selling Stockholders” includes the stockholders stated below and their transferees, assignees, pledgees, donees or other successors.

The Selling Stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares Offered Pursuant to this Prospectus	Number of Shares Owned After Offering	Percentage Ownership After Offering
Charles A. Dickinson (1)	4,169,787	1,901,352	2,268,435	4.2%
C. Neil Beer (2)	2,359,983	2,161,666	198,317	*
Dale A. Richter	1,200,000	1,200,000	0	0.0%
David G. Wessing	1,100,000	1,100,000	0	0.0%
J. Paul Gilman (3)	900,425	844,601	55,824	*
Edward C. Hall	492,593	492,593	0	0.0%
James B. McCarthy	350,000	350,000	0	0.0%
Richard J. Naughton	350,000	350,000	0	0.0%
Harry Rieger	628,300	602,300	26,000	*
David McCarty	550,600	500,600	50,000	*
John Adams	370,800	350,800	20,000	*
Winita Phongsamran	351,300	351,300	0	0.0%
Steven Stephenson	303,000	303,000	0	0.0%
Gary French	264,200	251,200	13,000	*
Charles Kelsey	252,800	250,800	2,000	*
Katherine Kirchmeier	250,800	250,800	0	0.0%
Sylvia Wolfe	252,800	251,300	1,500	*
Rhett Barnes	200,000	200,000	0	0.0%
Ivie Hanakawa	200,000	200,000	0	0.0%
William Curtis	150,000	150,000	0	0.0%
Brent Freeman	150,000	150,000	0	0.0%

	14,847,388	12,212,312	2,635,076	4.9%

Other past employees	479,622	383,300	96,322	*

	15,327,010	12,595,612	2,731,398	5.1%

(1)	Includes 61,217 shares held by Mr. Dickinson’s wife. Includes 52,750 shares issuable upon exercise of currently exercisable stock options.
(2)	Includes 182,750 shares issuable upon exercise of currently exercisable stock options.
(3)	Includes 10,000 shares issuable upon exercise of currently exercisable stock options.
*	Less than one percent.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock previously issued to permit the resale of these shares of Common Stock by the holders of the Common Stock from time to time after the date of this Prospectus.  We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock.  We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors in interest may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•    on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•    in the over-the-counter market;

•    in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•    through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•    ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•    block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•    purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•    an exchange distribution in accordance with the rules of the applicable exchange;

•    privately negotiated transactions;

•    to cover short sales made after the date that the registration statement of which this Prospectus is a part is declared effective by the Commission;

•    sales pursuant to Rule 144;

•    broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•    a combination of any such methods of sale; and

•    any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume.  The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this Prospectus.  The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the Form S-8 registration statement, of which this Prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock.  All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

Once sold under the shelf Registration Statement, of which this Prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated financial statements and schedules of JMAR Technologies, Inc. as of December 31, 2007 and 2006 and for each of the two years ended December 31, 2007, incorporated by reference in this Prospectus and the registration statement, have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the Securities offered hereby is being passed upon for us by Joseph G. Martinez, Esq.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings are also available on our website at http://www.jmar.com.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus until the termination of the offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007;
•
The description of our Common Stock contained in our registration statement on Form 8-A, filed on April 3, 1990, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed on March 8, 1999.

You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document.  This Prospectus is part of a registration statement on Form S-8 filed with the SEC under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our Common Stock. You may request a copy of any and all information that has been incorporated by reference in this Prospectus at no cost. Please direct your requests in writing or by telephone to:

JMAR Technologies, Inc.
10905 Technology Place
San Diego, California 92127
Attention: Chief Financial Officer
(858) 946-6800

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Certain Documents by Reference.

The following documents (or specified portions thereof) filed with the Commission by the Company are incorporated by reference herein as of their respective dates and are made a part hereof:

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

●
The description of our common stock contained in our registration statement on Form 8-A, filed on April 3, 1990, including any amendment or report filed for the purpose of updating the description; and

●	The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed on March 8, 1999.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the termination of the offering of the securities hereby shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall  be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.  Description of Securities

Not applicable.

Item 5.  Interests of Named Experts and Counsel.

Not applicable.

Item 6.  Indemnification of Directors and Officers.

The Company is a Delaware corporation.  Article V of the Company’s bylaws provides that its directors, officers, employees and agents shall be indemnified against liabilities incurred by them while acting in such capacities, including liabilities arising under the Securities Act, except to the extent prohibited by then applicable law.  Article V also provides for the advance of expenses incurred in defending any proceeding prior to the final disposition thereof, except to the extent prohibited by then applicable law.  The right of indemnification provided shall not be exclusive of any right the party may have by law, or under any agreement, insurance policy, vote of the Board of Directors or stockholders or otherwise.  The Company has the power to purchase and maintain insurance on behalf of any indemnifiable party against any liability asserted against or incurred by the indemnifiable party in such capacity.

Section 145 of the Delaware General Corporation Law generally provides that indemnification will only be available where an officer or director can establish that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests.

Article EIGHTH of the Company's Certificate of Incorporation currently provides that each director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper benefit.

The Company currently maintains policies of insurance under which the directors and officers of the Company are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

For a description of the SEC’s position on indemnification, see the last paragraph of Item 9, “Undertakings,” which is incorporated by reference in response to this Item 6.

Item 7.  Exemption from Registration Claimed.

The shares being offered for resale pursuant to this registration statement were issued in private placement transactions exempt under Section 4(2) of the Securities Act of 1933.

Item 8.  Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index elsewhere herein.

Item 9.  Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 8th day of April, 2008.

JMAR TECHNOLOGIES, INC.

By: /s/ C. NEIL BEER
C. Neil Beer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on April 8, 2008, in the capacities indicated.

Signature	Title

/s/ CHARLES A. DICKINSON	Chairman of the Board and Director
Charles Dickinson

/s/ C. NEIL BEER	Chief Executive Officer and Director
C. Neil Beer

/s/ EDWARD C. HALL	Chief Financial Officer
Edward C. Hall

/s/ J. PAUL GILMAN	Director
J. Paul Gilman

/s/ JAMES B. McCARTHY	Director
James B. McCarthy

/s/ RICHARD J. NAUGHTON	Director
Richard J. Naughton

EXHIBIT INDEX
No.	Description

4.1(1)	Form of Common Stock Certificate

4.2(2)
Rights Agreement, dated as of February 12, 1999 between JMAR Technologies, Inc. and American Securities Trust & Transfer, Inc., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

5	Opinion of Joseph G. Martinez, Esq.

23.1	Consent Joseph G. Martinez, Esq. (contained in Exhibit 5)

23.2	Consent of Independent Registered Public Accounting Firm (Singer Lewak Greenbaum & Goldstein LLP)

__________________
(1)
Incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 (No. 33-47390) filed on April 22, 1992 and amended November 23, 1992, January 11, 1993, January 27, 1993, February 9, 1993, February 11, 1993, February 12, 1993 and declared effective on February 16, 1993.

(2)	Incorporated by reference to the exhibit filed with the Company’s Form 8-A filed on March 8, 1999.